Exhibit 99.1

GENFIT to Present at Upcoming Investor Conferences and Host a PBC KOL Event

Lille, France; Cambridge, MA; January 6, 2021 - GENFIT (Nasdaq and Euronext: GNFT), a late- stage biopharmaceutical company dedicated to improving the lives of patients with metabolic and liver diseases, today announced that it will be presenting at the following upcoming investor conferences and host a Primary Biliary Cholangitis (PBC) KOL event for the financial community.

Investor Conferences

-	Oddo 24th BHF Forum, January 7 - 8, 2021;
-	Solebury Trout Management Access Event, January 6 – 15, 2021;
-	Invest Securities Biomed Event, January 26 - 27, 2021;
-	Leerink Annual Global Healthcare Conference, February 23 - 25, 2021.

PBC KOL EVENT for the financial community

GENFIT will host a KOL event on Primary Biliary Cholangitis (PBC), the main indication for its lead product elafibranor, a dual PPAR a/d agonist. The event will feature presentations from GENFIT senior management and KOLs engaged in the management of PBC patients. The program will focus on the PBC treatment landscape, the utilization of elafibranor in PBC, and the PBC commercial opportunity. Two sessions will be organized, one in English and one in French. The event dates will be communicated shortly, and information will be available on the investor page of GENFIT’s corporate website, under the events section, at https://ir.genfit.com.

ABOUT GENFIT

GENFIT is a late-stage biopharmaceutical company dedicated to improving the lives of patients with cholestatic and metabolic chronic liver diseases. GENFIT is a pioneer in the field of nuclear receptor-based drug discovery, with a rich history and strong scientific heritage spanning more than two decades. GENFIT is currently enrolling in ELATIVE™, a Phase 3 clinical trial evaluating elafibranor in patients with Primary Biliary Cholangitis (PBC). As part of GENFIT’s comprehensive approach to clinical management of patients with liver disease, the Company is also developing NIS4™, a new, non-invasive blood-based diagnostic technology which could enable easier identification of patients with at-risk NASH. NIS4™ technology has been licensed to LabCorp in the U.S. and Canada for the development and commercialization of a blood-based molecular diagnostic test powered by NIS4™ technology. GENFIT has facilities in Lille and Paris, France, and

GENFIT | 885 Avenue Eugène Avinée, 59120 Loos - FRANCE | +333 2016 4000 | www.genfit.com	1

Cambridge, MA, USA. GENFIT is a publicly traded company listed on the Nasdaq Global Select Market and on compartment B of Euronext’s regulated market in Paris (Nasdaq and Euronext: GNFT). www.genfit.com

CONTACT

GENFIT | Investors

Naomi EICHENBAUM – Investor Relations | Tel: +1 (617) 714 5252 | investors@genfit.com

PRESS RELATIONS | Media

Hélène LAVIN – Press relations | Tel: +333 2016 4000 | helene.lavin@genfit.com

GENFIT | 885 Avenue Eugène Avinée, 59120 Loos - FRANCE | +333 2016 4000 | www.genfit.com	2